UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Resolute Energy Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

76116A306

(CUSIP Number)

October 7, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76116A306

1	Name of Reporting Person: Firewheel Energy, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,114,523
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,114,523
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,114,523
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.06%(1)
12	Type of Reporting Person OO

(1)	Based on 15,407,748 shares of common stock, par value $0.0001 per share (“Common Stock”) of Resolute Energy Corporation, a Delaware corporation (the “Issuer”), issued and outstanding as of July 29, 2016, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2016, plus the 2,114,523 shares of Common Stock newly issued to Firewheel Energy, LLC (“Firewheel”).

CUSIP NO. 76116A306

1	Name of Reporting Person: EnCap Energy Capital Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,114,523
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,114,523
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,114,523(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.06%(2)
12	Type of Reporting Person OO

(1)	Includes 2,114,523 shares of Common Stock of the Issuer owned by Firewheel. EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII”) is a member of Firewheel that holds the right to appoint all three of the representatives to the board of managers of Firewheel. As a result, EnCap Fund VIII may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Firewheel.
(2)	Based on 15,407,748 shares of Common Stock of the Issuer, issued and outstanding as of July 29, 2016, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on August 8, 2016, plus the 2,114,523 shares of Common Stock newly issued to Firewheel.

CUSIP NO. 76116A306

1	Name of Reporting Person: EnCap Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,114,523
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,114,523
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,114,523(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.06%(2)
12	Type of Reporting Person OO

(1)	Includes 2,114,523 shares of Common Stock of the Issuer owned by Firewheel. EnCap Partners, LLC (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), the general partner of EnCap Investments L.P. (“EnCap Investments”), the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”), the general partner of EnCap Fund VIII. EnCap Fund VIII is a member of Firewheel that holds the right to appoint all three representatives to the board of managers of Firewheel. As a result, EnCap Fund VIII may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Firewheel.
(2)	Based on 15,407,748 shares of Common Stock of the Issuer, issued and outstanding as of July 29, 2016, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on August 8, 2016, plus the 2,114,523 shares of Common Stock newly issued to Firewheel.

Item 1(a).	Name of issuer:

Resolute Energy Corporation (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

1700 Lincoln Street

Suite 2800

Denver, CO 80203

Item 2(a).	Names of persons filing:

This Schedule 13G is being filed jointly by the following persons (the “Reporting Persons”):

(i)	Firewheel Energy, LLC, a Delaware limited liability company (“Firewheel”)

(ii)	EnCap Energy Capital Fund VIII, L.P., a Delaware limited partnership (“EnCap Fund VIII”)

(iii)	EnCap Partners, LLC, a Delaware limited liability company (“EnCap Partners”)

Item 2(b).	Address or principal business office or, if none, residence of each Reporting Person is:

1100 Louisiana Street

Suite 4900

Houston, Texas 77002

Item 2(c).	Citizenship:

Each Reporting Person is organized under the laws of the State of Delaware.

Item 2(d).	Title of class of securities:

Common Stock, par value $0.0001 per share, of the Issuer.

Item 2(e).	CUSIP number:

76116A306

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2016

Firewheel Energy, LLC

By:	/s/ Kyle Kafka
Name: Kyle Kafka
Title: Manager

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,

General Partner of EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Investments L.P.,
General Partner of EnCap Equity Fund VIII GP, L.P.

By:	EnCap Investments GP, L.L.C,
General Partner of EnCap Investments L.P.

By:	/s/ D. Martin Phillips
Name: D. Martin Phillips
Title: Managing Partner

EnCap Partners, LLC

By:	/s/ D. Martin Phillips
Name: D. Martin Phillips
Title: Managing Partner

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated October 26, 2016.